UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                                 SEC FILE NUMBER
                                                                     0-16322
                           NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [x ] Form 10-Q
             [  ] Form N-SAR
                                                                  CUSIP NUMBER
                                                                    299149203

             For Period Ended: JUNE 30, 1996
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For Transition Period Ended: ____________________________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

     EVANS ENVIRONMENTAL CORPORATION
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Full Name of Registrant


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Former Name if Applicable

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     99 SOUTHEAST 5TH STREET, 4TH FLOOR
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Address of Principal Executive Office (STREET AND NUMBER)

     MIAMI, FLORIDA 33131
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]             (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                      10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the recent acquisition and a change in Chief Financial Officer over the last month there has been a delay in the accumulation of financial information needed to file the Quarterly Report on Form 10-Q.

                                                 (Attach Extra Sheets if Needed)


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      DAVID C. LANGLE                   305              374-8300
      ----------------------------- -----------  -------------------------
                 (Name)             (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will be reflecting for the quarter ended June 30, 1996 the following significant non-recurring transactions which are:

(a)  Net gain on sale if Cable Products Division    $509,036
(b)  Net gain on vendor settlements                   $280,981
(c)  Net gain on payroll tax settlements               $934,091

The above transactions were previously disclosed as subsequent events in the Company's Form 10KSB for the fiscal year ended March 31,1996. The net effect of the above transactions are anticipated to result in net income for the quarter ended June 30, 1996 as compared to net loss in the corresponding quarter of the prior fiscal year.

                         EVANS ENVIRONMENTAL CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      AUGUST 12, 1996                             By   /S/ DAVID C. LANGLE
      ---------------------------------------------       ----------------------
                                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                         VIOLATIONS (SEE 18 U.S.C. 1001)

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